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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

        Jeffbanks, Inc. (Formerly filed under Regent Bancshares Corp.)
      -------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                  472317106
      -------------------------------------------------------------------
                                (CUSIP Number)


      -------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            |X|  Rule 13d-1(b)

            |_|  Rule 13d-1(c)

            |_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  472317106            SCHEDULE 13G

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     Rainbow Managers, LLC / 13-3836411

2.   Check the Appropriate Box if a Member of a Group    (a) [ ]    (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware


Number of Shares         5.   Sole Voting Power

 Beneficially                 150,228

 Owned by Each           6.   Shared Voting Power

Reporting Person              0

     With                7.   Sole Dispositive Power

                              150,228

                         8.   Shared Dispositive Power

                              0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     150,228

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares  [ ]

11.  Percent of Class Represented by Amount in Row 9

     1.5%

12.  Type of Reporting Person

     IA, CO


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ITEM 1   (a) NAME OF ISSUER:

             Jeffbanks, Inc.

         (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             1845 Walnut Street
             Philadelphia, PA 19013

ITEM 2   (a) NAME OF PERSON FILING:

             Rainbow Managers, LLC

         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             375 Park Avenue, 23rd Floor
             New York, NY 10152

         (c) CITIZENSHIP:

             Delaware Corporation

         (d) TITLE OF CLASS OF SECURITIES:

             Common Stock

         (e) CUSIP NUMBER:

             472317106

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act

         (b) [ ] Bank as defined in section 3(a)(6) of the Act

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

         (e) [X] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E)

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

         (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c), check this box
         [ ].

ITEM 4   OWNERSHIP

         (a) Amount beneficially owned:     150,228

         (b) Percent of class:    1.5%

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         (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote:   150,228

             (ii)  Shared power to vote or to direct the vote:       0

             (iii) Sole power to dispose or to direct the disposition of:
                   150,228

             (iv)  Share power to dispose or to direct the disposition of:  0

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant

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         in any transaction having that purpose or effect.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Rainbow Manager, LLC


                                   BY: /s/ Harry V. Keefe, Jr.
                                       -------------------------------
                                       Harry V. Keefe, Jr.
                                       Chairman

Date:  February 5, 1999




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